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FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2007

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ.
Hogan & Hartson LLP
875 Third Avenue
New York, New York 10022

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The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2007, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments – Landwirtschaftliche Rentenbank” on pages 4 – 34 hereof to the “Recent Developments – Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments – The Federal Republic of Germany” section with the text under the caption “Recent Developments – The Federal Republic of Germany” on pages 35– 37 hereof.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated October 31, 2007 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 28, 2008, the noon buying rate for cable transfers in New York City payable in euro was €1.00 = U.S.$1.4685.

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows the period end, average, high and low noon buying rates for euros, expressed in U.S. dollars per €1.00 for the period indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low

Quarter ended June 30, 2008	1.5748	1.5625	1.6010	1.5370

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per €1.00, for each month from May 2008 through July 2008, as reported by the Federal Reserve Bank of New York.

2008	High	Low

May	1.5784	1.5370
June	1.5749	1.5418
July	1.5923	1.5559

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

The following information includes unaudited consolidated and non-consolidated financial information prepared in accordance with International Financial Reporting Standards, as endorsed by the European Union (“IFRS”) and generally accepted accounting principles in Germany (“German GAAP”), respectively, derived from Rentenbank’s Half-Yearly Financial Report and Half-Yearly Report for the six month period ended June 30, 2008. This information is not necessarily indicative of the figures of Landwirtschaftliche Rentenbank for the full year ending December 31, 2008.

NEW BUSINESS

Our new promotional business volume, including renewals and interest rate adjustments, totaled €13.4 billion in the first six months of the current year (as compared to €8.9 billion in the first half of 2007). All promotional business segments contributed to this increase in new business volume. Demand grew at double-digit rates compared to the first half of 2007 with respect to special loans for specific promotional purposes in the agricultural sector and rural areas as well as standard promotional loans and securitized lending. Renewals and interest rate adjustments also exceeded the prior-year level to a considerable degree.

Against the backdrop of the positive earnings trend in the agricultural sector, demand for special loans in the first half of 2008 grew by one-third compared to the corresponding period in the prior year in spite of the higher interest rate level. By the end of June, we had granted new special loans in a total amount of €1,970.3 million (as compared to €1,456.4 million in the first half of 2007), with a particular increase in loans granted for the refinancing of promotional activities of regional federal state promotional banks (Landesförderinstitute). High growth rates were once again achieved with respect to financings of farm buildings and purchases of land. The volume of promotional loans granted for rural development also exceeded the comparative prior-year level to a considerable degree. The promotion of infrastructure measures within the framework of our special “Regional Structural Measures” loan program grew at a lower rate than in the first six months of the previous year. The “Renewable Energies” area saw the first increase in demand for financing for photovoltaic installations since 2005. However, the increase in the photovoltaic segment could not compensate for the decline in financing for biogas plants. Our loans for liquidity assistance were also in high demand in the first half of 2008. In this context, our loans providing for a repayment option prior to expiry of the fixed-interest term, which we introduced at the end of 2007, became popular among farmers.

In addition to our special loans for specific promotional purposes and assistance measures, we also grant standard promotional loans for the agricultural sector and rural areas. In this promotional segment, we had granted new loans of €3,664.7 million as of the end of June 2008 (as compared to €2,817.1 million as of the end of June, 2007). Renewals and interest rate adjustments in connection with medium and long-term loan agreements climbed to €4,164.2 million (as compared to €2,440.2 million during the first half of 2007), of which €133.2 million related to interest rate adjustments with a term of more than one year. New business in securitized lending amounted to €3,579.0 million (as compared to €2,160.8 million in the first half of 2007).

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The condensed interim consolidated financial statements and the interim group management report have been neither reviewed nor audited pursuant to Section 317 of the German Commercial Code.

INTERIM GROUP MANAGEMENT REPORT

Economic Environment

The first half of 2008 was characterized by better-than-expected economic momentum worldwide, but also by a continued increase in inflation rates and higher interest rates. Fears of a possible recession in the U.S. have not yet materialized. The euro zone economy also grew better than originally expected. The increase in energy and raw material prices continued.

In the current year, the U.S. Federal Reserve cut its key rate in several moves to 2.0% against the backdrop of continued uncertainty around the economic trend and in view of the persistent crisis on the financial markets. In contrast to this, the European Central Bank (“ECB”) initially left its main refinancing rate unchanged in the first half of 2008. However, at the beginning of July, the ECB

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addressed increasing price inflation by raising its main refinancing rate to 4.25%. Although long-term interest rates increased as well, the euro zone experienced inverse interest rate curves in certain areas.

In fiscal year 2007/2008, the agricultural sector continued its positive earnings trend. However, at the end of the first half, farmers held an unfavorable view of both their current economic situation and their future prospects due to the increase in costs for animal feed, energy and fertilizers as well as reductions in producer’s prices in some sectors. As a result, the business climate was characterized by somewhat more restrained investment intentions than in the previous surveys.

Business Trend

The business trend of Landwirtschaftliche Rentenbank in the first half of 2008 was characterized by buoyant new business activity and a further improvement in financial performance. Once again, we were able to grant more loans for the agricultural sector and rural areas compared to the first six months of the previous year. We also increased both net interest income and the operating result due to higher lending volumes, low administrative expenses and the still favorable refinancing possibilities of our bank on the international money and capital markets. The demand for issues of top credit quality remained on a high level. The total funding requirement for the full year 2008 in the medium and long-term issue business is expected to amount to €11 billion; more than two-thirds of this volume has already been placed in the first half of 2008.

The amounts reported in the consolidated balance sheet of Landwirtschaftliche Rentenbank differ only insignificantly from the corresponding amounts reported in the bank’s unconsolidated financial statements. Total assets of the consolidated subsidiary LR Beteiligungsgesellschaft mbH, Frankfurt/Main, amounted to €221.2 million as of June 30, 2008 (as compared to €246.7 million as of December 31, 2007). Total assets of the consolidated subsidiary DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt/Main, in which LR Beteiligungsgesellschaft mbH holds a 100% stake, amounted to €17.0 million as of June 30, 2008 (as compared to €17.0 million as of December 31, 2007).

Total Assets and Business Volume

Selected Items from the Consolidated Balance Sheet (IFRS)	Jun. 30, 2008 € billion	Dec. 31, 2007 € billion

Total assets	95.5	88.7
Loans and advances to banks	64.4	60.2
Financial investments	29.2	26.0
Liabilities to banks	15.6	11.1
Securitized liabilities	65.7	64.9

Total assets grew by €6.8 billion or 7.7% to €95.5 billion as of June 30, 2008, up from €88.7 billion as of December 31, 2007. Contingent liabilities excluding irrevocable credit commitments amounted to €6.9 million (as compared to €9.0 million as of December 31, 2007).

In accordance with the competitive neutrality of Landwirtschaftliche Rentenbank, the bank generally extends credit via other banks. The asset side of the balance sheet therefore primarily comprises loans and advances to banks. As of June 30, 2008, this line item amounted to €64.4 billion (as compared to €60.2 billion as of December 31, 2007), which represents a share of 67.4% (as compared to 67.9% as of December 31, 2007) in total assets, thus exceeding the level as of December 31, 2007 by €4.2 billion.

Loans and advances to customers declined by €0.4 billion to €0.9 billion (as compared to €1.3 billion as of December 31, 2007), and financial investments, which almost exclusively comprise bank bonds and notes, increased by €3.2 billion to €29.2 billion (as compared to €26.0 billion as of December 31, 2007).

Derivatives with positive fair values, which are generally entered into in order to hedge market price risks, have not changed and amount to €1.2 billion.

On the liability side of the balance sheet, liabilities to banks grew by €4.5 billion to €15.6 billion (as compared to €11.1 billion as of December 31, 2007). The carrying amount of overnight deposits increased by €9.9 billion from €0.1 billion to €10.0 billion with a simultaneous decrease of term deposits from €2.3 billion to €0.2 billion and open market transactions to €2.0 billion (as compared to €5.0 billion as of December 31, 2007). The carrying amount of registered bonds and promissory note loans, which are also included in this item, was reduced by €0.2 billion to €2.9 billion (as compared to €3.1 billion as of December 31, 2007).

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Liabilities to customers remained unchanged at €3.7 billion. This balance sheet item primarily comprises registered bonds and promissory note loans, which are reported with a volume of €3.3 billion as of June 30, 2008 (as compared to €3.5 billion as of December 31, 2007).

Securitized liabilities were increasingly used for refinancing purposes in the period under review. After a rise of €0.8 billion or 1.2%, the carrying amount as of the end of the first half of 2008 came to €65.7 billion (as compared to €64.9 billion as of December 31, 2007). The Medium Term Note Program (the “MTN Program”) represents the most important refinancing instrument, and amounted to €39.1 billion (as compared to €41.3 billion as of December 31, 2007). Global bonds registered with the Securities and Exchange Commission (the “SEC”) totaled €11.2 billion at the end of the first half of 2008 (as compared to €10.7 billion as of December 31, 2007). The balance of the ECP program for money market refinancing increased to €13.0 billion (as compared to €10.4 billion as of December 31, 2007).

Derivatives with negative fair values, which are generally entered into in order to hedge market price risks, increased basically due to market valuation by €1.7 billion to €7.4 billion (as compared to €5.7 billion as of December 31, 2007).

The funds borrowed on the money and capital markets for refinancing purposes were generally entered into on an arm’s-length basis.

Provisions decreased by €0.9 million net to €100.5 million (as compared to €101.4 million as of December 31, 2007). The gross amount of additions to pension provisions was €2.8 million, and use of the provisions for current pension benefit payments amounted to €2.5 million. The present value of the defined benefit obligations was determined based upon an unchanged discount rate of 5.0%.

Financial Performance

Selected Items from the Consolidated Income Statement (IFRS)	Jun. 30, 2008 € million	Jun. 30, 2007 € million

Net interest income before provision for loan losses/promotional contributions	147.2	102.6
Provision for loan losses/promotional contribution	18.5	11.7
Administrative expenses	20.2	17.7
Operating result before profit and loss from fair value measurement and hedge accounting	110.4	75.3
Results from fair value measurement and from hedge accounting	-123.8	29.8
Group’s net income for the year	-13.6	104.8

Operating earnings before the result from fair value measurement and hedge accounting as well as before taxes developed positively during the current fiscal year. Interest income, including contributions from fixed-income securities and equity investments, reached €2,343.2 million (as compared to €2,344.6 million in the first half of 2007). After deducting interest expenses of €2,196.0 million (as compared to €2,242.0 million in the first half of 2007), net interest income came to €147.2 million (as compared to €102.6 million in the first half of 2007).

The Group’s interim earnings before the result from fair value measurement and hedge accounting and before taxes amounted to €110.4 million, up from €75.3 million compared to the first half of 2007.

The development of the operating results before the result from fair value measurement and hedge accounting and before taxes was very positive for all segments – Treasury Management, Promotional Business, and Capital Investment – when compared to the previous year.

The liquidity and confidence crisis in the financial sector, which was triggered by the increased number of credit defaults in U.S. subprime mortgage loans in 2007, continued in the first half of 2008. This resulted in a considerable widening of risk premiums, which had a particularly strong effect on credit spreads and the costs of hedging instruments with currency swaps entered into to hedge our foreign currency liabilities. The risk premiums of issuers with high credit ratings, which include the Group of Landwirtschaftliche Rentenbank, remained virtually unchanged or narrowed only slightly. The Group’s operating result before the result from fair value measurement and hedge accounting and before taxes benefited from the improved margins in new business.

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The extension of the margins at the market, however, affected the measurement of the total portfolio in a negative way. Accordingly, a measurement loss of €123.8 million (as compared to measurement gain of €29.8 million in the first half of 2007) was reported in the consolidated income statement for the first half of fiscal year 2008. The measurement of our own liabilities alone as well as the corresponding hedged items, which are mainly interest rate and currency derivatives, resulted in a measurement loss of €125 million due to the improved refinancing conditions only.

The abovementioned fluctuations in market value also led to temporary measurement losses with respect to the bank’s promotional business. This also affected the financial investments that are attributable to promotional business and measured at the stock exchange prices applicable as of the balance sheet date. The securities concerned are fixed and non-fixed-income securities of European banks and states that are mainly hedged by interest rate swaps. Not fully compensating changes in fair values of securities and hedging instruments for a secured risk are offset in the consolidated income statement within the range permitted under IFRS. The extension in credit spreads led to a measurement loss in the revaluation reserve of around €33 million; the measurement of the unhedged non-fixed securities led to a measurement loss of around €72 million.

Impairment tests resulted in no defaults to complain of or to expect within the loan or securities business. Since we generally hold all our transactions to maturity, we assume that those measurement adjustments are temporary in nature and can be recognized as increase in profits at the latest at maturity of the transactions.

Group Interim Earnings

The Group’s interim net loss for the six months ended June 30, 2008 amounted to €13.6 million (as compared to interim net income of €104.8 million for the six months ended June 30, 2007), representing a decline of €118.4 million compared to the corresponding prior-year period. The operating result before the result from fair value measurement and hedge accounting, which increased by €35.1 million, was more than compensated by the measurement result, which declined by €153.6 million. The Group’s interim net loss for the six months ended June 30, 2008 includes a net profit of €3.3 million attributable to LR Beteiligungsgesellschaft mbH and a net profit of €0.1 million attributable to DSV Silo- und Verwaltungsgesellschaft mbH.

Equity

Equity as reported on the balance sheet amounts to €1,871.8 million (as compared to €2,000.5 million as of December 31, 2007) and can be broken down as follows:

	Jun. 30, 2008 € million	Dec. 31, 2007 € million

Subscribed capital	135.0	135.0
Retained earnings	1,899.0	1,899.0
Revaluation reserve	-148.6	-44.0
Group’s interim net profit	-13.6	10.5

Total equity	1,871.8	2,000.5

Equity declined by €128.7 million compared to year-end 2007, primarily as a result of the measurement losses included in the revaluation reserve.

Subordinated liabilities decreased by €65.9 million on a net basis, mainly as a result of changes in foreign exchange rates and fair value measurements. The terms and conditions of all subordinated liabilities fulfill the requirements of Section 10 (5a) of the German Banking Act and do not allow for early repayment or conversion.

The total capital ratio pursuant to the German Solvency Regulation (Solvabilitätsverordnung or SolvV) amounts to 15.7% as of June 30, 2008. Compared to that, the total capital ratio pursuant to the transitional provisions of the Solvency Regulation amounted to 16.7% as of December 31, 2007 (Grundsatz I). Under both particular diverse regulatory calculation approaches, the total capital ratio exceeded the minimum regulatory requirements to a considerable extent.

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Risk Report

General Principals

Due to the very limited business activity of the subsidiaries and the letter of comfort issued to LR Beteiligungsgesellschaft mbH, all material risks are concentrated in Landwirtschaftliche Rentenbank and are therefore managed by the bank. The subsidiaries are funded exclusively by means of Group resources.

The Group’s corporate objective, derived from the bank’s legal mandate and the corresponding Law Governing Landwirtschaftliche Rentenbank, is the promotion of agriculture and rural areas. The Group’s business activities are geared toward achieving this goal. It must be ensured that the Group is able to fulfill its promotional mandate at all times in the future.

For the purpose of achieving its corporate objective, the bank must also generate an adequate and, above all, consistent operating result in order to fulfill its mandate and to increase its own funds from the bank’s earnings if no other sources are available.

Organization of Risk Management Processes / Risk-Bearing Capacity

The organization of risk management as well as the monitoring of risk limits, which are based on the bank’s risk-bearing capacity, have not changed substantially compared to the group management report for the fiscal year ended December 31, 2007. The following section therefore includes only details regarding the current risk-bearing capacity as well as its utilization.

The risk cover under IFRS was as follows as of June 30, 2008:

	June. 30, 2008 € million	Dec. 31, 2007 € million

Operating result available in the long term	125.0	125.0
+ Retained earnings (other reserves)	40.0	40.0

= Risk cover 1	165.0	165.0

+ Retained earnings (other reserves)	1,172.0	1,172.0
+ Revaluation reserve	-148.6	-44.0

= Risk cover 2	1,188.4	1,293.0

+ Retained earnings (principal reserve, guarantee reserve)	687.0	687.0
+ Subscribed capital	135.0	135.0
+ Subordinated liabilities	1,068.4	1,134.3

= Risk cover 3	3,078.8	3,249.3

The allocated risk cover under IFRS for credit and market price risks corresponds to the global limits approved by the Board of Managing Directors. No liquidity risks are taken into account, since the Group has sufficient cash funds due to its financial position and can obtain sufficient funds at any time on the money market or, in case of market disruptions, from the German central bank (Deutsche Bundesbank).

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Risk cover 1 as well as its allocation to the individual risk types as of June 30, 2008 has not changed compared to December 31, 2007:

	Allocated risk cover
	Jun. 30, 2008		Dec. 31, 2007
	€ million	%	€ million	%

Credit risk	90.0	54.5	90.0	54.5
Market price risk	61.0	37.0	61.0	37.0
Operational risk	12.0	7.3	12.0	7.3

Total risk exposure	163.0	98.8	163.0	98.8

Risk cover 1	165.0	100.0	165.0	100.0

The calculation of the potential utilization of the risk cover is based upon two risk scenarios.

Accordingly, the underlying risk factors that refer to the different risks undergo a change according to predefined scenarios.

Risk scenario 1 (standard scenario) describes negative changes in the relevant conditions that can lead to possible losses. The conditions are among others fluctuations in market prices, shifting at the money and capital market which lead to higher deficits in loans or failure of the internal controlling system. Risk scenario 2 (stress scenario) reflects the above mentioned conditions under extreme scenarios.

Individual utilization by risk type in risk scenarios 1 and 2 is presented in the following table:

	Risk scenario 1				Risk scenario 2
	Jun. 30, 2008		Dec. 31, 2007		Jun. 30, 2008		Dec. 31, 2007
	€ million	%	€ million	%	€ million	%	€ million	%

Credit risk	31.1	51.4	35.4	60.8	36.1	46.7	41.4	54.1
Market price risk	23.7	39.2	17.4	29.9	29.7	38.5	24.3	31.7
Operational risk	5.7	9.4	5.4	9.3	11.4	14.8	10.9	14.2
Total risk exposure	60.5	100.0	58.2	100.0	77.2	100.0	76.6	100.0

Allocated risk cover 1	163.0		163.0
Utilization of allocated risk cover		37.1		35.7

Risk cover 1 and 2	165.0		165.0		1,188.4		1,293.0
Utilization of risk cover		36.7		35.3		6.5		5.9

Of the total risk exposure in risk scenario 1 and risk scenario 2, 51% and 47%, respectively, relate to credit risks as of June 30, 2008. The utilization of risk cover through credit risks decreased noticeable compared to December 31, 2007. This decrease is especially due to maturities in lower rating categories as well as a restrictive policy for new business activity.

Market price risks account for 39% under both scenarios, while operational risks account for 9% and 15%, respectively, of the Group’s total risk exposure. The total risk exposure amounted to €60.5 million (as compared to 58.2 million as of December 31, 2007) assuming a standard scenario, and €77.2 million (as compared to €76.6 million as of December 31, 2007) assuming a stress scenario.

Of the allocated risk cover 1, 37% (as compared to 36% as of December 31, 2007) is utilized in a standard scenario. Assuming a stress scenario, allocated risk cover 1 would still be sufficient to cover all risks. For risk cover 2, which is mainly composed of retained earnings (other reserves), the utilization is 7% (as compared to 6% as of December 31, 2007).

The results from the calculations of the risk-bearing capacity reflect prudent risk policy. The Group’s own funds exceed its risk exposure.

Risk Categories – Individual Risks

Definitions, organization, quantification and reporting with regard to individual risks have not changed significantly compared to the comments included in the consolidated financial statements for fiscal year 2007. See “Landwirtschaftliche Rentenbank – Financial Section – Group Management Report – Risk Report”. Therefore, the following section includes only details regarding the current risk situation for each individual risk.

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Credit Risk

Current Risk Situation

The Group is not exposed to the U.S. subprime segment. Nevertheless, a number of business relationships with institutions have suffered from dramatic decreases in earnings and impairment losses in this context.

The figures presented to illustrate the current risk situation relate to the gross carrying amount in accordance with IFRS 7.B9, which corresponds to the carrying amount of the relevant balance sheet item in the IFRS consolidated financial statements. Contingent liabilities are reported at nominal amounts.

Gross Lending Volume

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial Investments
	Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2007
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Gross lending volume	64,157.8	60,075.9	2,920.2	2,393.9	1,231.7	1,192.4	29,200.1	25,999.5

Cash collateral	0.0	0.0	0.0	0.0	145.6	49.4	0.0	0.0
Covered bonds (Pfandbriefe)	956.6	1,120.3	0.0	0.0	0.0	0.0	481.3	449.8
Public-sector covered bonds (Öffentliche Pfandbriefe)	549.8	692.9	0.0	0.0	0.0	0.0	969.3	1,131.9
State guarantee (Gewährträgerhaftung)	9,262.7	9,238.1	2,228.1	1,123.1	0.0	0.0	4,688.9	4,728.5
Covered, securitized promotional lending	236.4	332.0	34.2	39.7	0.0	0.0	4,034.4	2,447.2
Assignment of claims	10,569.9	11,016.5	0.0	0.0	0.0	0.0	0.0	0.0

Net lending volume	42,582.4	37,676.1	657.9	1,231.1	1,086.1	1,143.0	19,026.2	17,242.1

The net lending volume represents the unsecuritized portion of the relevant balance sheet item. The risk relating to the amounts reported here depends solely on the credit quality of the counterparty.

Risk Concentration by Country

	Jun. 30, 2008		Dec. 31, 2007
	€ million	%	€ million	%

Banks
Germany	50,066.5	51.3	47,003.3	52.4
Other EU countries	42,959.1	44.1	39,277.9	43.8
OECD countries	955.6	1.0	351.0	0.4

Total banks	93,981.2	96.4	86,632.2	96.6
Other counterparties
Germany	2,232.1	2.3	2,051.0	2.3
Other EU countries	610.2	0.6	647.4	0.7
OECD countries	686.3	0.7	331.1	0.4

Total other counterparties	3,528.6	3.6	3,029.5	3.4

Total	97,509.8	100.0	89,661.7	100.0

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Risk Concentration by Currency

	Jun. 30, 2008		Dec. 31, 2007
	€ million	%	€ million	%

EUR	92,904.9	95.2	84,609.7	94.4
AUD	1,365.7	1.4	487.8	0.5
CHF	854.8	0.9	235.6	0.3
USD	854.2	0.9	956.5	1.1
JPY	592.0	0.6	1,012.4	1.1
GBP	500.7	0.5	365.5	0.4
CAD	161.2	0.2	1,299.1	1.4
Other currencies	276.3	0.3	695.1	0.8

Total	97,509.8	100.0	89,661.7	100.0

The fluctuations between the currencies compared to the previous period are mainly due to cross currency swaps. The positive fair values of derivative financial instruments were balanced as assets according to their fair value. If a positive fair value changes into negative or the other way around, it can lead to significant changes in the reporting of the risk concentration just through measurement.

Group of Institutions

	Jun. 30, 2008		Dec. 31, 2007
	€ million	%	€ million	%

Private-sector banks/other banks	16,202.0	16.6	16,139.7	17.9
Foreign banks	43,914.7	45.1	39,628.9	44.2
Public-sector banks	27,723.1	28.4	24,975.5	27.9
Cooperative banks	6,141.4	6.3	5,888.1	6.6
Non-banks	3,528.6	3.6	3,029.5	3.4

Total	97,509.8	100.0	89,661.7	100.0

Credit risk exposures for each internal rating category in € million
(The rating categories belonging to one particular grade are summarized in the table.)

June 30, 2008

			Rating categories**
		Measurement method*	1	2	3	4	5	6	Total

Loans and advances to banks	Special loans	Amortized cost	186.9	152.6	280.4	16.6	0.0	0.0	636.5
		Fair Value	2,806.1	2,554.0	7,574.6	217.8	0.2	0.8	13,153.5
	Other	Amortized cost	964.1	3,228.8	1,456.9	271.8	0.0	103.8	6,025.4
		Fair Value	2,449.6	20,940.7	19,020.4	1,763.3	0.0	168.4	44,342.4
Loans and advances to customers		Amortized cost	2,666.2	2.3	25.3	9.0	0.0	0.0	2,702.8
		Fair Value	217.4	0.0	0.0	0.0	0.0	0.0	217.4
Derivatives		Fair Value	97.7	799.9	241.9	92.2	0.0	0.0	1,231.7
Financial investments		Amortized cost	426.9	0.0	211.9	0.0	0.0	0.0	638.8
		Fair Value	8,648.5	12,279.1	6,604.2	702.3	51.4	275.8	28,561.3

Total			18,463.4	39,957.4	35,415.6	3,073.0	51.6	548.8	97,509.8

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December 31, 2007

			Rating categories**
		Measurement method*	1	2	3	4	5	6	Total

Loans and advances to banks	Special loans	Amortized cost	163.5	173.5	240.5	20.8	0.0	0.0	598.3
		Fair Value	2,334.0	2,668.9	7,264.1	175.5	0.4	0.8	12,443.7
	Other	Amortized cost	1,421.4	1,768.2	1,657.0	278.8	0.0	191.1	5,316.5
		Fair Value	4,611.9	17,872.1	17,090.3	1,936.8	0.0	206.3	41,717.4
Loans and advances to customers		Amortized cost	2,320.1	3.3	31.0	9.0	0.0	0.0	2,363.4
		Fair Value	30.5	0.0	0.0	0.0	0.0	0.0	30.5
Derivatives		Fair Value	149.1	783.7	194.7	64.9	0.0	0.0	1,192.4
Financial investments		Amortized cost	353.5	0.0	212.2	0.0	0.0	0.0	565.7
		Fair Value	7,038.0	11,043.5	6,622.7	357.2	38.8	333.6	25,433.8

Total			18,422.0	34,313.2	33,312.5	2,843.0	39.2	731.8	89,661.7

*	Amortized cost = Measurement categories "loans and receivables” and "held to maturity”
Fair Value = Hedge accounting as well as measurement categories "held for trading,” "designated as at fair value” and "available for sale”
**	Within the framework of the internal credit ranking procedure, individual business partners or types of transactions are allocated to six aggregated rating categories using an internally determined procedure. LR Rating Category 1 is the category with the highest credit quality, and LR Rating Category 5 is the category with the lowest credit quality. Only transactions belonging to one of these categories may be entered into. In addition, the bank introduced the rating category 6 for exposures that are highly likely to default and for exposures already in default.

Comparison of the internal rating categories with the average external ratings of the agencies Standard & Poor’s, Moody’s, and Fitch (in € million)
(The rating categories belonging to one particular grade are summarized in the table.)

June 30, 2008

	External Rating Category
Internal rating category	1 AAA to AA+	2 AA to AA-	3 A+ to A	4 A- to BBB+	5 BBB to BBB-	6 B to DDD	Without external rating	Total

1	17,048.6	0.0	0.0	0.0	0.0	0.0	1,414.8	18,463.4
2	5,392.7	25,735.9	328.3	0.0	0.0	0.0	8,500.5	39,957.4
3	0.0	4,113.2	26,100.8	338.2	0.0	0.0	4,863.4	35,415.6
4	0.0	0.0	471.0	2,043.4	0.0	0.0	558.6	3,073.0
5	0.0	0.0	0.0	12.0	39.4	0.0	0.2	51.6
6	0.0	0.0	0.0	548.0	0.0	0.0	0.8	548.8

Total	22,441.3	29,849.1	26,900.1	2,941.6	39.4	0.0	15,338.3	97,509.8

December 31, 2007

	External Rating Category
Internal rating category	1 AAA to AA+	2 AA to AA-	3 A+ to A	4 A- to BBB+	5 BBB to BBB-	6 B to DDD	Without external rating	Total

1	16,243.0	0.0	0.0	0.0	0.0	0.0	2,179.0	18,442.0
2	7,265.5	20,879.2	289.2	0.0	0.0	0.0	5,879.3	34,313.2
3	0.0	3,238.4	23,237.3	403.8	0.0	0.0	6,433.0	33,312.5
4	0.0	0.0	299.1	2,050.3	2.3	0.0	491.3	2,843.0
5	0.0	0.0	0.0	0.0	38.8	0.0	0.4	39.2
6	0.0	0.0	730.9	0.0	0.0	0.0	0.9	731.8

Total	23,508.5	24,117.6	24,556.5	2,454.1	41.1	0.0	14,983.9	89,661.7

Provision for Loan Losses

If exposures are at risk of default, the bank recognizes provisions for loan losses. Currently, the bank does not have any exposures in its portfolio for which specific or general valuation allowances have been recognized. The most recent default related to loans and advances occurred more than five years ago. Given the lack of default rates, we have not made any further disclosures on provisions for loan losses or impairment losses.

Standard Scenarios

In standard scenarios the basis for the calculations for measuring potential loan defaults is the yearly potential default in a timeframe of five years in relation to the utilization. As of June 30, 2008, the cumulative potential default amounted to €31.1 million (as compared to €35.4 million as of December 31, 2007). The average potential default in fiscal year 2008 amounts to €31.4 million (as compared to €14.3 million as of December 31, 2007). In relation to the risk cover for credit risks, the average potential default amounted to 34.9% as of June 30, 2008 (as compared to 15.9% as of December 31, 2007). The maximum utilization was €31.7 million (as compared to €35.4 million as of December 31, 2007), while the lowest utilization amounted to €31.1 million (as compared to €6.8 million as of December 31, 2007) in the period under review. Limits were not exceeded in 2007 and 2008.

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Stress Scenarios

In stress scenario the calculations of the yearly potential default is related to the utilization plus the drawing of all internal granted limits. As of June 30, 2008, the cumulative potential default amounted to €36.1 million (as compared to €41.4 million as of December 31, 2007).

The sum total of the cumulative potential defaults is also below the limit approved by the Board of Management for the standard scenario (€90 million).

Market Price Risk

Current Risk Situation

Standard Scenarios

For all open transactions subject to interest rate risks entered into by the Promotional Business segment and all transactions entered into by the Treasury Management segment, the sensitivity of the present value is calculated each day, assuming a positive parallel shift of the interest rate curves by 100 basis points (Bp).

As of June 30, 2008, the market price risk in the Treasury Management and Promotional Business segments amounted to €23.7 million (as compared to €17.4 million as of December 31, 2007). The average limit utilization in fiscal year 2008 amounts to €21.8 million (as compared to €17.1 million as of December 31, 2007). This corresponds to an average utilization of 35.8% (as compared to 28% as of December 31, 2007). The maximum utilization was €31.9 million (as compared to €33.8 million as of December 31, 2007), while the lowest utilization amounted to €9.9 million (as compared to €0.3 million as of December 31, 2007) in the period under review. Limits were not exceeded in 2007 and 2008.

Stress Scenarios

As of June 30, 2008, the market price risk from the scenario analysis (positive shift of 50 Bp at the short end and 150 Bp at the long end) in the Treasury Management segment amounted to €24.0 million (as compared to €20.5 million as of December 31, 2007). In another scenario (positive shift of 150 Bp at the short end and 50 Bp at the long end), the market price risk amounted to €17.4 million (as compared to €10.3 million as of December 31, 2007). The market price risk calculated from the scenario analysis (positive shift of 200 Bp) for the Promotional Business segment amounted to €5.6 million (as compared to €3.7 million as of December 31, 2007). The market price risk for the securities business from the scenario analysis (positive shift of 150 Bp for maturities of up to 90 days, 100 Bp for maturities of up to five years and 50 Bp for maturities of up to ten years) amounted to €0.1 million (as compared to €0.1 million as of December 31, 2007).

The sum of the market price risks of the Treasury Management and the Promotional Business segments is also below the limit approved by the Board of Management for the standard scenario (€61 million).

Value-at-Risk (VaR)

The indicator shows the maximum loss from market-related developments assuming a holding period of one day and a prediction accuracy of 99%. The VaR was calculated at €2.7 million as of June 30, 2008 (as compared to €3.4 million as of December 31, 2007).

Liquidity Risk

Current Risk Situation

The bank’s AAA rating along with its short-term refinancing possibilities on the money and capital markets, indicate that in efficient markets, the liquidity risk is manageable in the event that principal and interest payments are not made when due. In case of a market disruption, liquidity may be raised in the amount of the bank’s unused refinancing facilities at the Bundesbank. To ensure its solvency, the Group also maintains a sizeable portfolio of liquid securities that are not eligible for repo transactions with the Bundesbank. The results of the scenario analyses confirm that the Group will be able to meet its payment obligations at all times without restrictions.

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Operational Risk

Current Risk Situation

No significant single losses (more than €5,000) resulting from operational risks occurred in fiscal year 2008.

Outlook

The positive earnings trend is expected to continue over the coming months. In view of the economic downswing and the concurrent slightly more restrictive monetary policy of the European Central Bank, we will not be able to continue the high growth achieved in the first half of 2008 at the same rate. This applies to both operating result and new business development. However, we are confident that we will exceed the very good operating result achieved in fiscal year 2007 in the current year. Against the backdrop of these favorable conditions, we will be able to continue our promotional business activities on a high level in line with the demand trend.

For the months to come, we expect the widening of credit spreads to continue, although at a lower rate than in the first half of 2008. This will result in additional temporary measurement losses. Break even at year end with respect to the Group’s net income depends on the further development of measurement losses.

Report on Events after the Balance Sheet Date

There were no events of material importance since June 30, 2008.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statement (for the period from January 1 To June 30, 2008)

	Notes	Jun. 30, 2008 € million	Jun. 30, 2007 € million

Interest income		2,343.2	2,344.6
Interest expense		2,196.0	2,242.0
Net interest income	1	147.2	102.6
Provision for loan losses/promotional contribution	2	18.5	11.7
thereof recognition for special loan programs		34.2	25.7
thereof amortization for special loan programs		15.7	13.9
Net interest income after provision for loan
losses/promotional contribution		128.7	90.9
Fee and commission income		0.6	0.6
Fee and commission expenses		0.9	0.8
Net fee and commission income		-0.3	-0.2
Net trading result		0.0	0.0
Net result from financial investments		0.4	1.3
Administrative expenses	3	20.2	17.7
Net other operating result		1.8	1.0
Result from fair value measurement and from hedge accounting	4	-123.8	29.8
Taxes		0.2	0.3
Interim net income for the year		-13.6	104.8

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Consolidated Balance Sheet
(as of June 30, 2008)

Assets	Notes	Jun. 30, 2008 € million	Dec. 31, 2007 € million

Cash and balances with central banks		17.2	90.8
Loans and advances to banks	5	64,380.4	60,164.5
thereof promotional contribution		-183.4	-175.0
Loans and advances to customers	6	904.1	1,297.6
thereof promotional contribution		-0.1	-0.1
Fair value changes of hedged items in a portfolio hedge	7	-252.9	-121.3
Positive fair values of derivative financial instruments	8	1,231.7	1,192.4
Financial investments	9	29,200.1	25,999.5
Non-current assets held for sale	10	4.6	4.7
Investment property		14.1	14.0
Property and equipment		24.5	24.7
Intangible assets		4.2	4.0
Current income tax assets		3.9	3.7
Deferred tax assets		1.4	1.5
Other assets		0.5	1.6

Total assets		95,533.8	88,677.7

Liabilities and equity	Notes	Jun. 30, 2008 € million	Dec. 31, 2007 € million

Liabilities to banks	11	15,635.5	11,103.8
Liabilities to customers	12	3,745.7	3,687.4
Securitized liabilities	13	65,690.2	64,910.8
Negative fair values of derivative financial instruments	14	7,380.5	5,709.1
Provisions	15	100.5	101.4
Subordinated liabilities	16	1,068.4	1,134.3
Other liabilities		41.2	30.4
Equity
Subscribed capital		135.0	135.0
Retained earnings		1,899.0	1,899.0
Revaluation reserve		-148.6	-44.0
Group’s net profit		-13.6	10.5

Total liabilities and equity		95,533.8	88,677.7

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Consolidated Statement of Changes in Equity

Changes in equity for the period from January 1 to June 30, 2008

€ million	Subscribed capital	Retained Earnings	Revaluation reserve	Group’s net profit	Group’s interim Net profit	H1 2008

Equity as of Jan. 1, 2008	135.0	1,899.0	-44.0	10.5	0.0	2,000.5
Appropriation of net profit				-10.5		-10.5
Net income for the year					-13.6	-13.6
Change in unrealized gains and losses			-104.6			-104.6

Equity as of Jun. 30, 2008	135.0	1,899.0	-148.6	0.0	-13.6	1,871.8

Changes in equity for the period from January 1 to June 30, 2007

€ million	Subscribed capital	Retained Earnings	Revaluation reserve	Group’s net profit	Group’s interim Net profit	H1 2007

Equity as of Jan. 1, 2007	135.0	1,858.5	32.1	10.3	0.0	2,035.9
Appropriation of net profit				-10.3		-10.3
Net income for the year					104.8	104.8
Change in unrealized gains and losses			-2.6			-2.6

Equity as of Jun. 30, 2007	135.0	1,858.5	29.5	0.0	104.8	2,127.8

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Condensed Consolidated Cash Flow Statement

	2008 € million	2007 € million

Cash and cash equivalents as of Jan. 1	91	10
Cash flow from operating activities	3,517	2,068
Cash flow from investing activities	-3,580	-2,064
Cash flow from financing activities	-11	-10
Effect of exchange rate differences	0	0

Cash and cash equivalents as of Jun. 30	17	4

The consolidated cash flow statement was prepared using the indirect method and shows the composition of and changes in cash and cash equivalents for the period from January 1 to June 30 for the fiscal years 2008 and 2007. Cash and cash equivalents correspond to the balance sheet item “cash and balances with central banks.”

The cash flow statement is divided into operating, investing, and financing activities. The cash flow from operating activities subsumes essentially all payments from all balance sheet items including received interests and dividends as well as payments and adjustments hereunto. Proceeds from the disposal as well as payments for the acquisition of financial investments, intangible assets and property and equipment are assigned to cash flow from investing activities. The cash flow from financing activities includes all cash flows for subordinated liabilities and equity.

As an indicator of a bank’s liquidity position, the consolidated cash flow statement is only of limited informative value. In this respect, we refer to the comments in the management report of the 2007 consolidated financial statements regarding the Bank’s liquidity management using internal liquidity calculations and liquidity control pursuant to the German Liquidity Regulation (Liquiditätsverordnung or LiqV).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Accounting

Accounting Policies

Notes to Selected Items of Consolidated Income Statement

(1)	Net Interest Income

(2)	Provision for Loan Losses/Promotional Contribution

(3)	Administrative Expenses

(4)	Result from Fair Value Measurement and from Hedge Accounting

Segment Reporting

Notes to Selected Balance Sheet Items

(5)	Loans and Advances to Banks

(6)	Loans and Advances to Customers

(7)	Fair Value Changes of Hedged Items in a Portfolio Hedge

(8)	Positive Fair Values of Derivative Financial Instruments

(9)	Financial Investments

(10)	Non-Current Assets Held for Sale

(11)	Liabilities to Banks

(12)	Liabilities to Customers

(13)	Securitized Liabilities

(14)	Negative Fair Values of Derivative Financial Instruments

(15)	Provisions

(16)	Subordinated Liabilities

(17)	Contingent Liabilities and other Commitments

Other Disclosures

(18)	Financial Instruments in Accordance with IAS 39 - Measurement Categories

(19)	Derivatives

(20)	Regulatory Capital

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Basis of Accounting

The present condensed interim consolidated financial statements of Landwirtschaftliche Rentenbank have been prepared in accordance with IFRS, pursuant to Section 37y of the German Securities Trading Act (Wertpapierhandelsgesetz or WpHG; the “Securities Trading Act”) in conjunction with Section 37w of the Securities Trading Act. The standards which are required to be applied to the consolidated financial statements for fiscal year 2008 and which have been published and adopted by the European Union as of the reporting date for these interim financial statements, as well as the interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standing Interpretations Committee (“SIC”) are relevant for these interim financial statements. In accordance with IAS 34, the condensed interim consolidated financial statements consist of the consolidated balance sheet, the consolidated income statement, the consolidated statement of changes in equity, the condensed consolidated cash flow statement, and selected disclosures in the notes. In addition, Landwirtschaftliche Rentenbank has prepared an interim group management report pursuant to Section 37w of the Securities Trading Act.

The disclosures on credit, liquidity, and market price risks resulting from financial instruments are generally presented in the Risk Report, which is an integral part of the Interim Group Management Report.

Accounting Policies

The condensed interim consolidated financial statements are based upon the same accounting policies and consolidation principles as those used for the consolidated financial statements as of December 31, 2007. Improvements and refinements in the valuation process are discussed in greater detail in the following sections.

The fair value of contracts without options continues to be determined by discounting the expected future cash flows (discounted cash flow (“DCF”) method) if no prices are available in an active market. In order to ensure risk-based measurement at fair value, the DCF method uses a risk-adjusted discount rate curve. As in the consolidated financial statement as of December 31, 2007, this curve is derived from the risk-free interest rates based upon external money market rates for maturities of less than one year and external swap rates for maturities of more than one year plus a spread. The calculation of the spread was refined in the first half of 2008 because the previously used method, which was based upon new business transactions entered into during the past six or twelve months, respectively, did not allow for a sufficient distinction due to changes in the market environment and the planned composition of the new business portfolio.

The spread for financial investments is determined by classifying the portfolio based upon degree of collateralization, rating, maturity and currency. Each of these features is represented by relevant market data from the information service providers Reuters and Bloomberg and weighted on a pro-rata basis.

The spread for loans and advances to banks and customers is determined based upon the margin at the transaction date plus the change of the observable market parameters since the transaction date. The spread is divided into the credit spread, which reflects creditworthiness and the liquidity spread, which includes the other elements. The changes in both elements of spread are derived from observable market parameters.

The spread for the liabilities is determined using the prices of state-guaranteed bonds on the secondary market.

The determination of the fair value for contracts with options continues to be based upon accepted option pricing models, which, apart from the abovementioned risk-free interest rate curve, take into account volatilities and correlations between observable market data. No refinement of the calculation of the market parameters within fair value measurement would have resulted in an additional measurement loss of about €21 million net, both in revaluation reserve and profit and loss.

Since the first half of 2008, within the framework of the portfolio-based fair value hedges (macro hedges) we have made use of the option to build up a portfolio of hedge items consisting of only financial assets in accordance with IDW Accounting Principle 19 (IDW AcP HFA 19) of the Institute of Public Auditors in Germany (“IDW”).

The presentation of pension provisions and the disclosure of the actual pension obligations are based upon the actuarial opinion as of December 31, 2007.

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Notes to Selected Items of Consolidated Income Statement

(1)	Net Interest Income

	Jun. 30, 2008 € million	Jun. 30, 2007 € million	Change in € million

Interest income from
Loans and advances to banks and customers	1,441.4	1,517.3	-75.9
Derivative financial instruments	212.6	324.9	-112.3
Financial investments	676.0	490.7	185.3
Other	5.8	4.3	1.5
Current income from
Shares and other non-fixed-income securities	0.4	0.4	0.0
Equity investments	7.0	7.0	0.0

Total interest income	2,343.2	2,344.6	-1.4

Interest expenses for
Liabilities to banks and customers	405.4	603.3	-197.9
Securitized liabilities	453.1	257.5	195.6
Derivative financial instruments	1,315.4	1,360.0	-44.6
Subordinated liabilities	21.3	20.6	0.7
Other	0.8	0.6	0.2

Total interest expenses	2,196.0	2,242.0	-46.0

Net interest income	147.2	102.6	44.6

(2)	Provision for Loan Losses/Promotional Contribution

	Jun. 30, 2008 € million	Jun. 30, 2007 € million	Change in € million

Expenses for promotional contribution	34.2	25.7	8.5
Income from the amortization of promotional contribution	15.7	13.9	1.8
Recoveries on loans and advances previously written off	0.0	0.1	-0.1

Provision for loan losses/promotional contribution	18.5	11.7	6.8

The item “provision for loan losses/promotional contribution” includes the discounting of future expenses for additions to the promotional contributions for special loans (nominal value €41.9 million) made at the drawdown date (recognition) as well as their amortization over the remaining term. There are no further provisions for loan losses. The marginal defaults from the past have already been written off.

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(3)	Administrative Expenses

	Jun. 30, 2008 € million	Jun. 30, 2007 € million	Change in € million

Other administrative expenses for
Personnel expenses	13.2	12.1	1.1
Public relations	0.5	0.5	0.0
IT and machinery	0.8	0.5	0.3
Postage/telephone/office material and
IT information services	0.9	0.9	0.0
Audit expenses, contributions, donations	0.6	0.3	0.3
Occupancy expenses	0.7	0.4	0.3
Miscellaneous administrative expenses	1.6	1.7	-0.1

Total other administrative expenses	18.3	16.4	1.9

Depreciation and amortization of
Intangible assets	1.2	0.9	0.3
thereof internally generated software	1.1	0.7	0.4
Residential and office buildings	0.3	0.3	0.0
IT equipment	0.2	0.1	0.1
Office equipment and vehicles	0.1	0.0	0.1
Technical and other equipment	0.1	0.0	0.1

Total depreciation and amortization	1.9	1.3	0.6

Total administrative expenses	20.2	17.7	2.5

(4)	Result from Fair Value Measurement and from Hedge Accounting

	Jun. 30, 2008 € million	Jun. 30, 2007 € million	Change in € million

Micro hedge accounting	1.5	1.4	0.1
Macro hedge accounting	24.9	23.8	1.1
Instruments designated as at fair value (incl. derivatives)	-150.2	4.6	-154.8

Total	-123.8	29.8	-153.6

The result from fair value measurement and hedge accounting includes the changes in the fair value of the financial instruments classified as financial assets/liabilities at fair value through profit or loss, as well as changes in the fair value of hedged items attributable to changes in interest rates under hedge accounting. The deterministic cash flows from premiums/discounts or promotional contributions, for example, which represent part of the changes of the fair value, are recognized in net interest income.

The assumptions for the determination of fair value are based upon relevant market data.

The fair value measurement of financial instruments leads to currency translation differences within the hedging relationships. Translation into Euros thus results in a corresponding gain/loss for the foreign currency positions that are closed with respect to the notional amounts, and this gain/loss is reported in the profit or loss from fair value measurement and from hedge accounting.

See “Landwirtschaftliche Rentenbank – Financial Section – Group Management Report – Financial Performance” for further explanations on the result from fair value measurement and from hedge accounting.

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Segment Reporting

There have been no changes with regard to the definition of the segments and the allocation of results as well as assets and liabilities to the individual segments compared to the 2007 consolidated financial statements.

	Treasury Management		Promotional Business		Capital Investment		Total

	2008	2007	2008	2007	2008	2007	2008	2007
from Jan. 1 to June 30	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Net interest income	46.2	14.1	57.9	50.3	43.1	38.2	147.2	102.6
Provision for loan losses/ promotional contribution	0.0	0.0	18.5	11.7	0.0	0.0	18.5	11.7
Net fee and commission income	0.1	0.2	-0.4	-0.4	0.0	0.0	-0.3	-0.2
Net result from financial investments	0.4	0.0	0.0	1.3	0.0	0.0	0.4	1.3
Administrative expenses	2.4	2.1	13.3	11.8	2.6	2.4	18.3	16.3
Depreciation and amortization	0.3	0.2	1.3	1.0	0.3	0.2	1.9	1.4
Net other operating result	0.0	0.0	1.8	1.0	0.0	0.0	1.8	1.0
Result from fair value measurement and from hedge accounting	17.5	-1.2	-141.3	31.0	0.0	0.0	-123.8	29.8
Taxes	0.0	0.0	0.2	0.3	0.0	0.0	0.2	0.3

Net income for the year	61.5	10.8	-115.3	58.4	40.2	35.6	-13.6	104.8

	Jun. 30, 2008 € billion	Dec. 31, 2007 € billion	Jun. 30, 2008 € billion	Dec. 31, 2007 € billion	Jun. 30, 2008 € billion	Dec. 31, 2007 € billion	Jun. 30, 2008 € billion	Dec. 31, 2007 € billion

Segment assets	30.3	28.4	63.2	58.3	2.1	2.0	95.6	88.7
Segment liabilities (incl. equity)	31.5	30.0	62.0	56.7	2.1	2.0	95.6	88.7

Notes to Selected Balance Sheet Items

(5)	Loans and Advances to Banks

	Jun. 30, 2008 € million	Dec. 31, 2007 € million	Change in € million

Payable on demand	3,542.4	706.3	2,836.1
Time deposits	20,672.5	22,019.6	-1,347.1
Promissory note loans	24,207.5	22,270.6	1,936.9
Special loans	14,042.8	13,163.2	879.6
thereof promotional contribution	-183.4	-175.0	-8.4
Global refinancing facility	985.6	1,061.9	-76.3
Other	929.6	942.9	-13.3

Total	64,380.4	60,164.5	4,215.9

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(6)	Loans and Advances to Customers

	Jun. 30, 2008 € million	Dec. 31, 2007 € million	Change in € million

Current accounts	0.2	922.1	-921.9
Cash collateral	655.8	306.8	349.0
Medium- and long-term loans	27.7	34.3	-6.6
Special loans	219.7	33.2	186.5
thereof promotional contribution	-0.1	-0.1	0.0
Other	0.7	1.2	-0.5

Total	904.1	1,297.6	-393.5

(7)	Fair Value Changes of Hedged Items in a Portfolio Hedge

	Jun. 30, 2008 € million	Dec. 31, 2007 € million	Change in € million

Fair value changes of hedged items in a portfolio hedge	-252.9	-121.3	-131.6

Total	-252.9	-121.3	-131.6

The balance sheet item “fair value changes of hedged items in a portfolio hedge” includes the fair value changes of loans allocated to macro hedge accounting, where such changes are attributable to interest rate changes. See Note (6) in the 2007 consolidated financial statements for further explanations.

(8)	Positive Fair Values of Derivative Financial Instruments

Derivatives are classified as follows in accordance with the hedging relationships according to IFRS:

	Jun. 30, 2008 € million	Dec. 31, 2007 € million	Change in € million

Hedging for:
Hedge Accounting	697.1	436.7	260.4
Instruments designated as at fair value	452.2	691.6	-239.4
Instruments available for sale/loans and receivables	82.4	64.1	18.3

Total	1,231.7	1,192.4	39.3

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(9)	Financial Investments

Financial investments can be broken down as follows:

	Jun. 30, 2008 € million	Dec. 31, 2007 € million	Change in € million

Bonds and other fixed-income securities
Money market securities
of public-sector issuers	0.0	0.0	0.0
of other issuers	416.4	254.4	162.0
Bonds
of public-sector issuers	585.8	636.7	-50.9
of other issuers	28,034.5	24,944.7	3,089.8
Equity investments	150.6	150.6	0.0
Investments in affiliated companies	0.0	0.0	0.0
Other financial investments	12.8	13.1	-0.3

Total	29,200.1	25,999.5	3,200.6

Bonds and other fixed-income securities can be classified as “eligible as collateral” or “not eligible as collateral”:

	Jun. 30, 2008 € million eligible as collateral	Jun. 30, 2008 € million not eligible as collateral	Dec. 31, 2007 € million eligible as collateral	Dec. 31, 2007 € million not eligible as collateral

Bonds and other fixed-income securities
Money market securities
of public-sector issuers	0.0	0.0	0.0	0.0
of other issuers	264.4	152.0	102.0	152.4
Bonds
of public-sector issuers	350.2	235.6	365.3	271.4
of other issuers	26,201.5	1,833.0	22,998.6	1,946.1

Total	26,816.1	2,220.6	23,465.9	2,369.9

All bonds and other fixed-income securities are negotiable and exchange listed on in the amount of €28,729.9 million (as compared to €25,538.7 million as of December 31, 2007).

In the first half of 2008, gains from price changes of available-for-sale securities amounted to €0.4 million (as compared to €1.3 million during the six month period ended June 30, 2007).

(10)	Non-Current Assets Held for Sale

A residential unit remaining from the sale of a residential property in 2007 was sold by way of a purchase agreement dated April 18, 2008. The disposal resulted in a gain of €0.1 million, which is reported in “net other operating result.”

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At the end of 2007, a decision was made to issue an invitation to tender with respect to a portion of a building carried as investment property and to sell that portion in 2008. We are currently establishing the legal prerequisites for the public invitation to tender. We continue to expect the sale to occur in fiscal year 2008. Non-current assets held for sale changed as follows:

	2008 € million	2007 € million

Cost as of Jan. 1	4.9	0.5
Additions	0.0	0.0
Disposals	0.1	0.4
Reclassifications	0.0	4.8
Accumulated depreciation	0.2	0.2
Depreciation	0.0	0.1

Carrying amount as of Jun. 30, 2008/Dec. 31, 2007	4.6	4.7

(11)	Liabilities to Banks

Liabilities to banks comprise the following items:

	Jun. 30, 2008 € million	Dec. 31, 2007 € million	Change in € million

Payable on demand	10,000.4	76.9	9,923.5
Time deposits	166.2	2,259.5	-2,093.3
Open market transactions	2,001.1	5,004.5	-3,003.4
Registered bonds and
promissory note loans	2,850.5	3,139.1	-288.6
Global loans	617.3	623.8	-6.5

Total	15,635.5	11,103.8	4,531.7

(12)	Liabilities to Customers

Liabilities to customers can be broken down as follows:

	Jun. 30, 2008 € million	Dec. 31, 2007 € million	Change in € million

Payable on demand	214.5	40.7	173.8
Time deposits	63.0	59.4	3.6
Registered bonds and promissory note
loans	3,344.5	3,460.8	-116.3
Loan agreements	78.2	80.0	-1.8
Other	45.5	46.5	-1.0

Total	3,745.7	3,687.4	58.3

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(13)	Securitized Liabilities

Securitized liabilities comprise the following items:

	Jun. 30, 2008 € million	Dec. 31, 2007 € million	Change in € million

Medium-term notes	39,071.5	41,291.8	-2,220.3
Global bonds	11,217.6	10,704.5	513.1
Euro commercial paper	12,979.1	10,377.2	2,601.9
Rentenbank bonds	1,373.4	1,441.7	-68.3
Other bearer bonds	1,048.6	1,095.6	-47.0

Total	65,690.2	64,910.8	779.4

In the first half of 2008 €8,483.4 million of the securitized liabilities (without Euro Commercial Paper) were issued, €7,508.3 million were repaid and €15.7 million were repurchased.

(14)	Negative Fair Values of Derivative Financial Instruments

Derivatives are classified as follows in accordance with the hedging relationships according to IFRS:

	Jun. 30, 2008 € million	Dec. 31, 2007 € million	Change in € million

Hedging for:
Hedge Accounting	528.0	489.7	38.3
Instruments designated as at fair value	6,822.6	5,186.1	1,636.5
Instruments available for sale/loans and
receivables	29.9	33.3	-3.4

Total	7,380.5	5,709.1	1,671.4

(15)	Provisions

	Dec. 31, 2007 € million	Utilization € million	Reversals € million	Additions € million	Jun. 30, 2008 € million

Pension provisions	87.5	2.5	0.0	2.8	87.8
Other provisions	13.9	0.6	0.6	0.0	12.7

Total	101.4	3.1	0.6	2.8	100.5

a)	Provisions for Pensions and Similar Obligations

The changes in pension provisions and the amounts recognized in the consolidated income statement are shown in the following table:

	H1 2008 € million	2007 € million	Change in € million

Present value of pension obligations as of January 1	86.7	95.5	-8.8
Less unrecognized actuarial gains (-)/losses (+)	-0.8	8.0	-8.8
Balance of provisions as of January 1	87.5	87.5	0.0
Current service cost	0.7	1.8	-1.1
Interest cost	2.1	4.0	-1.9
Recognized past service cost		-0.6	0.6
Additions to pension provisions	2.8	5.2	-2.4
Pension benefits paid	-2.5	-5.2	2.7
Balance of provisions as of Jun. 30/Dec. 31	87.8	87.5	0.3
Plus unrecognized actuarial gains (-)/losses (+)	-0.8	-0.8	0.0
Present value of pension obligations as of Jun. 30 (estimated)/Dec. 31	87.0	86.7	0.3

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The difference between the actual estimated pension obligations in the amount of €87.0 million and the reported provision of €87.8 million resulted in an actuarial gain of €0.8 million as of the balance sheet date. This actuarial gain is not recognized pursuant to the corridor approach set out in IAS 19.92 et seq.

The additions to pension provisions are reported in full under administrative expenses.

b)	Other Provisions

	Jun. 30, 2008 € million	Dec. 31, 2007 € million	Change in € million

Administration of former equity investments	11.4	11.7	-0.3
Personnel provisions	0.8	0.8	0.0
Other provisions	0.5	1.4	-0.9

Total	12.7	13.9	-1.2

Provisions for the administration of former equity investments were mainly recognized for outstanding pension obligations. Personnel provisions include potential payments for service anniversaries or early retirement.

(16)	Subordinated Liabilities

	Jun. 30, 2008 € million	Dec. 31, 2007 € million	Change in € million

Medium-term notes	865.8	926.0	-60.2
Loan agreements	152.3	155.4	-3.1
Promissory note loans	50.3	52.9	-2.6

Total	1,068.4	1,134.3	-65.9

(17)	Contingent Liabilities and other Commitments

	Jun. 30, 2008 € million	Dec. 31, 2007 € million	Change in € million

Contingent liabilities
Liabilities from guarantees and indemnity agreements	6.9	9.0	-2.1
Other commitments
Irrevocable loan commitments	2,039.5	1,120.0	919.5

Total	2,046.4	1,129.0	917.4

Contingent liabilities include default guarantees for capital market loans subject to interest subsidies in the amount of €4.6 million (as compared to €4.6 million as of December 31, 2007). The Bank has back-to-back guarantees granted by the government that fully collateralize the default guarantees. The remaining contingent liabilities represent guarantees and indemnities based upon the Bank’s mandate to promote agriculture. These liabilities were assumed from a public-sector institution; hence no financial effects are expected for the Bank.

Other commitments include irrevocable loan commitments from money market transactions and the lending business.

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Other Disclosures

(18)	Financial Instruments in Accordance with IAS 39 – Measurement Categories

	Full Fair Value		Hedge Fair Value		Amortized cost
	Jun. 30, 2008 € million	Dec. 31, 2007 € million	Jun. 30, 2008 € million	Dec. 31, 2007 € million	Jun. 30, 2008 € million	Dec. 31, 2007 € million

Assets
Held for trading
Positive fair values of derivative
financial instruments	534.6	755.7	697.1	436.7
Designated as at fair value
Loans and advances to banks	36,817.5	34,983.4
Loans and advances to customers	20.3	0.0
Financial investments	15,899.1	12,097.5
Loans and receivables
Balances with central banks					17.0	90.7
Loans and advances to banks			20,678.4	19,177.7	6,631.6	5,882.1
Loans and advances to customers			197.1	30.5	686.7	1,267.1
Available for sale
Financial investments	5,491.4	6,987.7	7,170.7	6,348.6	163.4	163.6
Held to maturity
Financial investments					475.5	402.1

Total assets	58,762.9	54,824.3	28,743.3	25,993.5	7,974.2	7,805.6

Liabilities
Held for trading
Negative fair values of derivative
financial instruments	6,852.5	5,219.4	528.0	489.7
Designated as at fair value
Liabilities to banks	12,850.5	8,107.0
Liabilities to customers	293.2	274.9
Securitized liabilities	51,524.7	48,242.0
Subordinated liabilities	999.8	1,062.4
Other liabilities
Liabilities to banks			802.1	827.5	1,982.9	2,169.3
Liabilities to customers			385.6	397.2	3,066.9	3,015.3
Securitized liabilities			14,069.7	13,300.4	95.8	3,368.4
Subordinated liabilities			50.2	52.9	18.4	19.0

Total liabilities	72,520.7	62,905.7	15,835.6	15,067.7	5,164.0	8,572.0

With respect to loans and advances to banks and to customers, the “hedge fair value” column for the category “loans and receivables” includes the corresponding portions from the item “fair value changes of hedged items in a portfolio hedge.” Hedged items and derivatives that are allocated to hedge accounting and whose fair value changes are recognized in the result from hedge accounting are included in the “hedge fair value” column, irrespective of their category.

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(19)	Derivatives

Presentation of volumes for 2008

	Notional amounts	Fair values positive	Fair values negative
	Jun. 30, 2008 € million	Jun. 30, 2008 € million	Jun. 30, 2008 € million

Interest rate risks	71,877	1,056	674
Currency risks	49,941	168	6,701
Share price risk and other price risks	101	8	6

Interest rate, currency, share price and other price risks	121,919	1,232	7,381

Presentation of volumes for 2007

	Notional amounts	Fair values positive	Fair values negative
	Dec. 31, 2007 € million	Dec. 31, 2007 € million	Dec. 31, 2007 € million

Interest rate risks	117,715	884	632
Currency risks	45,329	306	5,063
Share price risk and other price risks	101	2	14

Interest rate, currency, share price and other price risks	163,145	1,192	5,709

Structure of counterparties in 2008

	Notional amounts	Fair values positive	Fair values negative
	Jun. 30, 2008 € million	Jun. 30, 2008 € million	Jun. 30, 2008 € million

Banks in the EU/OECD countries	110,435	1,158	5,991
Other counterparties in the EU/OECD countries	11,484	74	1,390

Total	121,919	1,232	7,381

Structure of counterparties in 2007

	Notional amounts	Fair values positive	Fair values negative
	Dec. 31, 2007 € million	Dec. 31, 2007 € million	Dec. 31, 2007 € million

Banks in the EU/OECD countries	148,944	1,112	4,698
Other counterparties in the EU/OECD countries	14,201	80	1,011

Total	163,145	1,192	5,709

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(20)	Regulatory Capital

The Group’s regulatory capital is determined pursuant to the provisions of Sections 10 and 10a of the German Banking Act (Kreditwesengesetz or KWG).

The amount of the Group’s own funds is calculated in accordance with Section 10a (7) of the Banking Act based upon the separate financial statements of the Group companies. Own funds comprise liable capital – consisting of core capital (Tier 1) and supplementary capital (Tier 2) – plus Tier 3 capital.

The composition of the Group’s consolidated own funds on the basis of the HGB values is shown in the following table:

	Jun. 30, 2008 € million	Dec. 31, 2007 € million	Change in € million

Analysis of own funds
Subscribed capital	160	160	0
Disclosed reserves	715	683	32
Fund for general banking risks	1,013	937	76
Intangible assets	-1	-1	0
Loss carryforward	-13	-13	0

Tier 1 capital	1,874	1,766	108

Subordinated liabilities	830	883	-53
Other components	187	189	-2

Tier 2 capital	1,017	1,072	-55

Liable capital	2,891	2,838	53
Tier 3 capital	0	95	-95

Own funds	2,891	2,933	-42

The loss carryforwards as reported under HGB are attributable to the subsidiary DSV and result from valuation adjustments in previous years.

In accordance with the transitional provisions of the German Solvency Regulation (Solvabilitätsverordnung or SolvV), the capital requirements as of December 31, 2007 were determined using the old Principle I (Grundsatz I) of the German Banking Act.

As of January 1, 2008, the cover requirements for credit risks are determined using external ratings. In addition, equity is held to cover operational risks.

Irrespective of the different procedures, the core capital ratio and the total capital ratio must not be below 4% and 8%, respectively, under both approaches.

	Jun. 30, 2008 € million	Dec. 31, 2007 € million

Risk-weighted KSA value/assets pursuant to SolvV/Grundsatz I	18,077	16,942
Capital charge for market risk positions (unweighted)	2	1
Operational risks pursuant to SolvV	27	—

The following ratios were calculated for the Group as of the reporting date; the comparative figures as of December 31, 2007 were calculated in accordance with the transitional provisions of the Solvency Regulation:

	Jun. 30, 2008 € million	Dec. 31, 2007 € million

Tier 1 ratio pursuant to SolvV/Grundsatz I	10.2	10.4
Total capital ratio pursuant to SolvV/Grundsatz I	15.7	16.7

The Bank fulfilled the regulatory capital requirements at all times in the period under review.

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CONDENSED INTERIM UNCONSOLIDATED FINANCIAL STATEMENTS

The condensed interim unconsolidated financial statements have been neither reviewed nor audited pursuant to Section 317 of the German Commercial Code.

Balance Sheet

Total assets amounted to €95.9 billion as of June 30, 2008, (as compared to €88.8 billion as of December 31, 2007) up 8.0% compared to the amount reported at the end of 2007. Total assets declined by 7.9% against the €104.1 billion reported in the balance sheet as of June 30, 2007. This decrease is a result of a more defensive money market business.

In accordance with the provisions of Rentenbank’s Governing Law and Statutes, we generally extend credit via other banks. Therefore, the asset side of the balance sheet primarily comprises loans and advances to banks. As of the balance sheet date, this line item amounted to €65.3 billion (as compared to €61.1 billion as of December 31, 2007), which represents a share of 68.1% in total assets. Loans and advances to customers decreased to €1.1 billion (as compared to €1.6 billion as of December 31, 2007) due to the decline of amounts payable on demand. The securities portfolio, which almost exclusively comprises bonds and notes of European banks, increased by €3.5 billion to €29.4 billion (as compared to €25.9 billion as of December 31, 2007).

On the liability side of the balance sheet, liabilities to banks grew by €4.6 billion to €16.3 billion (as compared to €11.7 billion as of December 31, 2007) as a result of the increase in the volume of overnight and term deposits. Liabilities to customers amounted to €3.8 billion as of June 30, 2008 (as compared to €3.8 billion as of December 31, 2007). Once again, securitized liabilities were increasingly used for refinancing purposes in the first half of 2008. Due to strong issuance activity in the first half of 2008, securitized liabilities grew by €2.4 billion to €72.4 billion (as compared to €70.0 billion as of December 31, 2007). The increase in this balance sheet item is exclusively the result of the increased Commercial Paper volume of approx. €13.1 billion (as compared to €10.5 billion as of December 31, 2007).

Total capital is reported at €2,896.2 million (as compared to €2,901.3 million as of December 31, 2007). Equity (including the fund covering general banking risks and excluding the interim net income reported for the period ended on June 30, 2008) comprises the following items:

€ million	Jun. 30, 2008

Capital stock	135
Retained earnings	687
Fund covering general banking risks	1,057

Total	1, 879

Subordinated liabilities decreased by €5 million to €1,017 million (as compared to €1,022 million as of December 31, 2007) on a net basis. Of the subordinated liabilities, €830 million (as compared to €885 million as of December 31, 2007) can be classified as equity pursuant to Section 10 (2b) Sentence 1 No. 5 of the German Banking Act.

Both the total capital ratio of 15.2% (as compared to 16.5% as of December 31, 2007) (based on Principle I (Grundsatz I) of the German Banking Act) and the core capital ratio of 10.1% (as compared to 10.6% as of December 31, 2007) (Principle I), calculated in accordance with the German Solvency Regulation (Solvabilitätsverordnung), were higher than the regulatory minimum requirements.

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Condensed Balance Sheet (HGB)

Essential assets	Jun. 30, 2008 € million	Dec. 31, 2007 € million

Loans and advances to banks	65,291	61,112
Loans and advances to customers	1,121	1,580
Debt securities and other fixed-income securities	29,364	25,872
All other assets	170	250

Total assets	95,946	88,814

Essential liabilities	Jun. 30, 2008 € million	Dec. 31, 2007 € million

Liabilities to banks	16,278	11,672
Liabilities to customers	3,842	3,758
Securitized liabilities	72,426	70,010
Subordinated liabilities	1,017	1,022
Fund covering general banking risks	1,057	1,057
Equity	850	833
All other liabilities	476	462

Total liabilities and equity	95,946	88,814

Income Statement

Rentenbank’s financial performance continued to improve in the first half of 2008. Interest income, including current income from shares and other non-fixed-income securities and equity investments, reached €2,149.6 million (as compared to €2,093.8 million in the first half of 2007). After deducting interest expenses of €1,985.8 million (as compared to 1,975.9 million by June 30, 2007), net interest income came to €163.8 million (as compared to €117.9 million in the first half of 2007).

Net interest income for all segments - Treasury Management, Promotional Business, and Capital Investment - exceeded the respective levels achieved in the first six months of the previous year. The Treasury Management segment shows the interest income generated from the liquidity supply and management. This segment’s contribution to earnings tripled in the reporting period to €46.2 million (as compared to €14.1 million in the first half of 2007). The net interest result of the Promotional Business segment, which comprises the net interest income related to promotional loan activities, improved by 13.5% to €74.7 million (as compared to €65.8 million in the first half of 2007). The Capital Investment segment, which includes, for segment reporting purposes, net interest income from investment of the bank’s own funds, increased its earnings contribution by 12.9% to €42.9 million (as compared to €38.0 million in the first half of 2007).

Compared to the first six months of the previous year, general administrative expenses, including depreciation and depreciations on property and equipment, increased by €3.7 million to €20.9 million (as compared to €17.2 million in the first half of 2007). Personnel expenses increased by 26.6% to €13.8 million especially due to higher expenses for pension provisions, while other administration expenses grew by 10.5% to €6.3 million following capital spending - especially in the IT area - necessary due to regulatory requirements. The cost/income ratio improved compared to the first half of 2007 from 14.5% to 12.7%.

The operating result before risk provisioning and valuation adjustments increased in the first half of 2008 by 41.9% to €144.0 million (as compared to €101.5 million in the first half of 2007).

Amortization and write-downs of loans and advances and securities, as well as additions to provisions for possible loan losses, have been recognized in sufficient amounts and take into account all identifiable risks. The measurement result is primarily characterized by provisions for the promotional business and from measuring our securities portfolio at the lower of cost or market (Niederstwertprinzip).

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After taking into account income taxes of €0.0 million (as compared to €0.0 million for the period ended June 30, 2007), interim net income reported for the period ended June 30, 2008 amounts to €27.9 million (as compared to €65.6 million for the period ended June 30, 2007).

Condensed Income Statement (HGB)
	Jan. 1 - June 30	Jan. 1 - June 30
	2008	2007
	in € million	in € million

Interest income	2 149.6	2 093.8
Current income	0.0	0.0
Interest expenses	1 985.8	1 975.9
Net interest income	163.8	117.9
Net commission income	-0.3	-0.2
General administrative expenses	20.1	16.6
Depreciation, amortization and write-downs of intangible and tangible fixed assets	0.8	0.6
Net other operating income	1.4	1.0

Operating result before risk provisioning and valuation adjustments	144.0	101.5

Expenses for specific securities and loans and advances	116.1	35.9
Taxes on income	0.0	0.0

Consolidated interim net income	27.9	65.6

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product

GROSS DOMESTIC PRODUCT (GDP)
(adjusted for price, seasonal and calendar effects)

	Percentage change on	Percentage change on the same
Reference period	previous quarter	quarter in previous year

2nd quarter 2007	0.4	2.5
3rd quarter 2007	0.6	2.4
4th quarter 2007	0.3	1.7
1st quarter 2008	1.3	2.6
2nd quarter 2008	-0.5	1.7

The economic development in the second quarter of 2008 was characterized by a decrease in domestic demand: Gross fixed capital formation declined by 1.9% compared to the first quarter of 2008, mainly due to capital formation in construction decreasing by 3.5% compared to the previous quarter, in which capital formation in construction had recorded an extraordinarily high increase by 5.7% due to, among other things, the mild winter. Capital formation in machinery and equipment declined by 0.5% compared to the first quarter of 2008. While government final consumption expenditure increased by 0.3%, final consumption expenditure of households, which decreased by 0.7% compared to the first quarter of 2008, had a dampening effect on growth. However, growth was supported by foreign trade; notwithstanding the fact that both exports and imports decreased compared to the first quarter of 2008, the decrease in imports (–1.3%) exceeded that of exports (–0.2%) and net exports contributed 0.4 percentage points to economic growth. Compared to the second quarter of 2007, the price-adjusted GDP increased by 3.1% in the second quarter of 2008. Adjusted for calendar effects however, the year-on-year growth rate of price-adjusted GDP was only 1.7% due to three additional working days in the second quarter of 2008 compared to the second quarter of 2007.

Source: Statistisches Bundesamt, Detailed results on the economic performance in the 2nd quarter of 2008, press release of August 26, 2008, (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/08/PE08__308__811,templateId=render Print.psml).

Inflation Rate

INFLATION RATE
(based on overall consumer price index)

	Percentage change on previous	Percentage change on the same
Reference period	month	month in previous year

July 2007	0.6	2.1
August 2007	-0.1	2.2
September 2007	0.1	2.7
October 2007	0.3	2.8
November 2007	0.5	3.2
December 2007	0.6	3.1
January 2008	-0.3	2.8
February 2008	0.5	2.8
March 2008	0.5	3.1
April 2008	-0.2	2.4
May 2008	0.6	3.0
June 2008	0.3	3.3
July 2008	0.6	3.3

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The year-on-year rate of price increase in July 2008 was mainly due to price increases for non-durable consumer goods (+ 8.2%). The prices for energy and food, in particular, were much higher in July 2008 than in July 2007 (+15.1% and +8.0%) and accounted for more than two thirds of the total price increase. In the energy sector, prices increased especially for mineral oil products (+ 24.0%). Prices for other sources of household energy also rose above-average (gas: + 8.1% and electricity: + 6.8%). Excluding the price trend for energy products (household energy and motor fuels), the year-on-year rate of price increase in July 2008 would have been +1.9%. In addition, prices for food, especially for milk, cheese, eggs, oils, fats, bread and cereals, increased significantly compared to July 2008. The price trend for consumer goods with a medium-term life (-0.2%) such as clothing and footwear and durable consumer goods (-0.6%) such as information processing equipment and household appliances, on the other hand, had a dampening effect on inflation, while prices for services increased by an average of 1.5% compared to July 2007.

The relatively strong price increase of 0.6% in July 2008 compared to June 2008 was mainly due to the increase of prices for package holidays (+13.8%), accommodation services (+9.7%) and air travel (+8.9%), which rose substantially at the beginning of the summer holiday period, as well as higher prices for motor fuels (+1.4%).

Source: Statistisches Bundesamt, Consumer prices in July 2008: + 3.3% on July 2007, press release of August 14, 2008 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/08/PE08__291__611,templateId=render Print.psml).

Unemployment Rate

UNEMPLOYMENT RATE
(percent of unemployed persons in the total labor force according to the
International Labor Organization (ILO) definition) (1)

Reference period	Original percentages	Seasonally adjusted percentages (2)

July 2007	8.2	8.4
August 2007	8.3	8.3
September 2007	7.9	8.2
October 2007	7.6	8.1
November 2007	7.9	8.0
December 2007	8.0	7.9
January 2008	7.9	7.7
February 2008	7.9	7.6
March 2008	7.8	7.5
April 2008	7.7	7.5
May 2008	7.1	7.5
June 2008	7.5	7.4
July 2008	7.0	7.3

(1)	Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office's telephone survey “Labour market in Germany”, which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU-wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.
(2)	As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.

The number of employed persons increased by approximately 562,000, or 1.4%, in July 2008 compared to July 2007. At the same time, the number of unemployed persons decreased by approximately 430,000, or 12.0%, in July 2008 compared to July 2007.

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Sources: Statistisches Bundesamt, Notes on the ILO labour market statistics from reference month September 2007 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatist ik/Hinweise__ILO,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rates (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/Lab ourMarket/Content100/arb430a,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rate, Seasonally and calendar adjusted figures (estimation) (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/Lab ourMarket/Content75/arb422a,templateId=renderPrint.psml); Statistisches Bundesamt, Positive labour market trend not reversed, press release of August 28, 2008 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/08/PE08__315__132,templateId=render Print.psml).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion)
Item	January to June 2008	January to June 2007

Foreign trade	103.4	98.8
Services	-5.2	-4.5
Factor income (net)	12.6	14.5
Current transfers	-15.9	-15.8
Supplementary trade items	-5.0	-4.8

Current account	89.9	88.2

Source: Statistisches Bundesamt, German exports in June 2008: +7.9% on June 2007, press release of August 7, 2008 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/08/PE08__282__51,templateId=render Print.psml).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on the 28th day of August, 2008.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Dr. Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Managing Director,
Member of the Management Board

By /s/ Martin Middendorf
Name: Martin Middendorf
Title: Vice President